                                   FORM 10-SB

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                          HEALTHNET INTERNATIONAL INC.
                          ----------------------------
                 (Name of Small Business Issuer in its charter)


                                    COLORADO
                                    --------
                         (state or other jurisdiction of
                         incorporation or organization)


                                   98-0206627
                                   ----------
                           (I.R.S. Employer I.D. No.)


                         #301 - 1201 WEST PENDER STREET
                         ------------------------------
                           VANCOUVER, BRITISH COLUMBIA
                           ---------------------------
                                     V6E 2V2
                                     -------
              (Address of principal executive offices and zip code)


                                 (604) 669-3573
                                 --------------
                           (Issuer's telephone number)


           Securities to be registered under Section 12(b) of the Act:
                                      NONE
                                      ----

        Securities to be registered pursuant to Section 12(g) of the Act:
                                  COMMON STOCK
                                  ------------
                     Title of each class to be so registered


                           FORWARD LOOKING STATEMENTS

Healthnet International Inc. (the "Company" or "Healthnet") cautions readers that certain important factors (including without limitation those set forth in this Form 10-SB) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB registration statement, or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "expect", believe", "anticipate", "intend", "could", "estimate" or "continue" or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART I

ITEM 1.    DESCRIPTION OF BUSINESS

I.  BUSINESS DEVELOPMENT
    --------------------

    A. HEALTHNET INTERNATIONAL INC.
       ----------------------------

Healthnet International Inc. (the "Company") was incorporated in January 1999 in the state of Colorado. In March 1999, the Company incorporated a wholly owned subsidiary in the state of Nevada called Healthnet (USA) Inc. which is intended to act as the operating company for all USA based business activities of the Company. The Company intends to incorporate a wholly owned subsidiary in the province of British Columbia, Canada called HNI Healthnet (Canada) Inc. which is intended to act as the operating company for all Canada based business activities of the Company. The intent of the Company is to develop an electronic website or websites for the purpose of providing health-related information to the public and retailing health-related products to the public in established markets. The Company, including its subsidiaries, employs 8 persons, of whom seven are employed on a full-time basis and one is employed on a part time basis. The majority of these individuals either develop and produce the content for the website for display on the computer accessible medium known commonly as the Internet, pursue alliances with manufacturers of health related products for sale on the website, or develop alliances with other health related websites which are intended to allow the Company's website to be linked to such websites for the purpose of driving Internet traffic to the website.

    B. HEALTHNET INTERNATIONAL INC. CORPORATE HISTORY
       ----------------------------------------------

In January 1999, the Company filed its Articles of Incorporation with the Secretary of State of Colorado in which, among other things, the Board of Directors was elected as follows: Mark N. Dohlen, Douglas N. Bolen, Grant Johnson and S. Ross Johnson. The authorized capital of the Company consists of 100,000,000 Common Shares and 50,000,000 Preferred Shares. On January 22, 1999, the Directors, by way of Organizational Consent of the Directors of the Company, accepted the stock subscriptions of the above named entities and payment for the number of shares issued to each at a price of $0.001 per share. In addition, the Directors appointed Douglas N. Bolen to the office of Secretary, Grant Johnson to the office of Chief Executive Officer/President and S. Ross Johnson to the office of Chairman of the Board of Directors.

On February 25, 1999, the Company accepted subscription agreements from nine entities to acquire securities of the Company pursuant to a Rule 504 offering under Regulation D. The Board authorized the Company to proceed with the sale of its shares pursuant to the subscriptions received for the sale of 4,500,000 Common Shares at a price of $0.001 per Common Share. Pacific Stock Transfer Company was appointed as the Transfer Agent of the Common Shares of the Company.

On April 9, 1999, a Board of Directors Meeting was held at which the number of the Board members was increased to seven and the following additional members were elected to the Board: Hartland M. MacDougall, Raymond G. Harris and Dr. R. Dean Linden.

II. BUSINESS OF THE ISSUER
    ----------------------

Healthnet (USA) Inc. ("Healthnet USA") was incorporated in March 1999 and is based in Las Vegas, Nevada, USA. Healthnet USA is a wholly owned subsidiary of the Company and intends to act as the operating entity for the Company's business in the USA. The Company intends to incorporate HNI Healthnet (Canada) Inc. ("Healthnet Canada") in Vancouver, British Columbia, Canada. This soon to be incorporated wholly owned subsidiary of the Company is intended to act as the operating entity for the Company's business in Canada. The Company, through its wholly owned subsidiaries, intends to establish itself as an on-line retailer of health and health related products as well as providing an online source of health and health related information to the general public. Its early entry into the on-line health products retailing industry is expected to help the Company gain a well-recognized brand and a large customer base. The Company intends to strive to combine the advantages of online commerce with a superior customer focus in order to be the authoritative source for health and health related products. The Company's online store is expected to offer broad selection, informative content, easy to use navigation and search capabilities, a high level of customer service, competitive pricing and personalized merchandising and recommendations. With the intention to make available up to 100,000 items, the Company will provide a selection of readily available products that is five to ten times that of a typical, store-based, health products retailer. The Company's store will be open 24 hours a day, seven days a week and will offer its customers convenient and timely product fulfillment, including an overnight delivery option.

The Company has entered into an agreement with Webcast Systems Inc., a Vancouver based software provider, whereby the Company obtained a license to use such software as the platform upon which the Company's Internet based stores will be built, run and hosted. The Company believes that the software has the capacity to facilitate every aspect of the Company's plans in respect of the stores, including, order taking, credit card processing, order fulfillment, distribution, data collection, accounting and the provision of information of users.


III. INDUSTRY OVERVIEW, COMPETITION AND RISKS
     ----------------------------------------

The Internet is the largest and most widely used computer network in the world and provides access to an incredible volume of information and data. Management of the Company believes that hundreds of billions of private and public dollars will be invested over the next decade to weave together the global information systems, including the hardware and software necessary to navigate the Internet.

There are several other retailers of health and health related products currently accessible through computer networks all competing for the public's monthly health related dollars. The Company also competes with many other traditional, store based retailers of health and health related products. The Company cannot estimate how these competing industries may grow nor to what extent such growth may decrease the Company's revenues. The Company believes that the principal competitive factors in its online market are brand recognition, selection, variety of value-added services, ease of use, site content, quality of service, technical expertise, product exclusives and price. Many of the Company's potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. The Company is aware that certain of its competitors have and may continue to adopt aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise.

The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. Such risks include, but are not limited to, possible inability to respond promptly to changes in a rapidly evolving, unpredictable business environment, the risk of inability to manage growth, the inability to attract and retain qualified personnel, the risk that the Internet may not become a viable commercial market place and the risks associated with government regulation of the Internet. To address these risks, the Company must, among other things, develop and expand its customer base, successfully implement its business and marketing strategies, continue to develop and upgrade its website and transaction processing systems, provide superior customer service, respond to competitive developments, attract and retain qualified personnel and monitor government regulation of the Internet. If the Company is not successful in addressing such risks, it will be materially and adversely affected.

IV. REGULATORY BACKGROUND
    ---------------------

The Company may be subject, both directly and indirectly, to various laws and regulations relating to its business, although there are few laws or regulations directly applicable to access the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet and the use thereof. Such laws and regulations may cover issues such as user privacy, pricing, copyrights, distribution and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online.


V. DISCLOSURE
   ----------

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the Company intends to be an electronic filer and as such, all items filed by the Company are available through an Internet site maintained by the SEC which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which site is available at http://www.sec.gov. The Company also maintains an Internet site which contains information about the Company. This site is available at http://www.healthnetinternational.com.


ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

I. PLAN OF OPERATIONS
   ------------------

   A. Revenues and Financing
      ----------------------

The Company currently has no revenues. It intends to derive its revenues principally from the sale of health related products via the Internet. Secondary revenues are expected to be generated through major sponsorships on the Company's website, sales of demographic data obtained through the Company's websites and through the sale of memberships on the website to the general public. It is anticipated that the Internet will continue to become more accessible and that the market opportunities for the Company will continue to expand. This tremendous growth will also attract many potential new competitors. In order to maintain sales growth, the Company intends to expand the content and to improve the services on its Internet web sites, as well as researching and developing other projects that will utilize its existing facilities and expertise.

The Company has been funded to date through debt financing from private arm's length lenders and shareholders' loans. The Company has secured approximately $500,000 US through debt financing, which should enable the Company to meet its financial obligations for the next five to eight months. Thereafter, the Management of the Company believes that revenues from sales will enable the Company to meet its financial obligations.

   B. Operations for the Next Twelve Months
      -------------------------------------

It is the intention of the Company to have its suppliers and distribution channels in place by August 1999 and to make available to the public, its first web site in August 1999. As such, revenues are expected to commence in September 1999. The Company intends to establish a new web site in October 1999 and each month thereafter for the following twelve months.

The Company intends to hire additional research, marketing, computer programming and graphic design personnel over the next twelve months as is deemed necessary by the Management. From customer and purchasing data obtained from the web sites during the first ten to twelve months of operations, the Company plans to make adjustments to the operations as is deemed necessary by the Management.

Operations to date have been limited to establishing the infrastructure and other general and administrative expenditures. Losses for the first quarter ended May 31, 1999 amounted to $53,065.

   C. Balance Sheet Data
      ------------------
                                        At May 31, 1999     At February 28, 1999
                                        ---------------     --------------------

Working Capital (deficiency)               (298,979)               (217)
Total Assets                                452,120               9,157
Shareholders' Equity (deficit)              (52,777)                217

   D. Liquidity and Capital Resources
      -------------------------------

The Company has leased approximately 2,195 square feet of office space at 1201 West Pender Street, Vancouver, British Columbia, Canada. The lease is for a 1-year term with one 6-month renewal option. The term commenced on May 1, 1999 but Healthnet Canada took possession of the leased space on April 15, 1999. The Company was also granted first right of refusal in respect of the balance of the floor on which the offices are currently situated and the Management expects that it will occupy such additional space within its first year of operations. Total monthly rent in respect of the current leased space is approximately $1,250.12 USD per month.

Cash flow used in operations for the three months ended May 31, 1999 was $46,537. The $259,467 used in investing activities consisted primarily of $46,187 worth of office and computer equipment, and $203,358 of website development costs.

   E. Impact of Inflation
      -------------------

The Company believes that inflation will not materially effect its business.


ITEM 3. DESCRIPTION OF PROPERTY

The Company occupies 2,195 square feet of commercial office space at 1201 West Pender Street, Vancouver, British Columbia, Canada. This facility houses the majority of the Company's operations including production, marketing and administration. The only operation not housed at this location is the computer server on which the Company's online store is located. The building in which the Company has leased space is in the heart of downtown Vancouver and is home to several other Technology and Internet based companies. This arrangement and proximity to other similar companies is expected to lend itself well to promoting the Company as being in the right area and on the leading edge of technology.

The terms of the Pender Street commercial lease are as follows: The Company leases 2,195 square feet through to April 30, 2000 (12 months) at an annual rent of $ 15,001.44 USD. The Company has an option to renew this lease for an additional six-month term. An additional provision in the lease provides Healthnet Canada with first right of refusal in respect of the balance of the third floor, on which it is located, so that it can expand its operations as the need arises. The Company has obtained an insurance policy as is required by the terms of the lease.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding beneficial ownership of the Company's Common Stock as of June 7, 1999 by (i) each person who is known to the Company to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) each of the Company's directors, (iii) executive officers and (iv) all current directors and executive officers as a group.

         Name and Address               Amount and Nature               Percent
         of Beneficial Owner            of Beneficial Owner (1)         of Class
--------------------------------------------------------------------------------

         Grant Johnson                      2,750,000                    26.2%
         1521 Chartwell Drive               beneficial owner (2)
         Vancouver, British Columbia
         Canada, V7S 2R9
         CEO/President/Director

         Mark N. Dohlen                     2,000,000                    19.0%
         Suite 509-1188 Quebec St.          beneficial owner (3)
         Vancouver, British Columbia
         Canada, V6A 4B3
         Director

         Douglas N. Bolen                   750,000                       7.2%
         Suite 509-1188 Quebec St.          beneficial owner (4)
         Vancouver, British Columbia
         Canada, V6A 4B3
         Secretary/Director

         S. Ross Johnson                    500,000                       4.8%
         1312 Cleaver Drive                 beneficial owner (5)
         Oakville, Ontario
         Canada L6J 1W4
         Director/Chair of Board

         Ray G. Harris                      100,000                        .95%
         116 Bartlett Blvd.
         Princeton Shores
         P.O. Box 3331, RR #3
         Collingwood, Ontario
         Canada, L9Y 3Z2
         Director

         Hartland M. MacDougall             100,000                        .95%
         C/o Suite 2360, 100 King St. W.    beneficial owner (6)
         Toronto, Ontario
         Canada, M5X 1C7
         Director

         Dr. R. Dean Linden                 100,000                        .95%
         5413 Pueblo Road
         Louisville, Kentucky
         U.S.A. 40207
         Director

         All Directors & Executive          6,300,000                    60.05%
         Officers as a Group (7 persons)
---------------------------------------

(1) No member of Management has the right to acquire within sixty days through options, warrants, rights, conversion, privilege or similar obligations any security of the Company.
(2) The Grant Johnson Family Trust, of which Grant Johnson is a beneficiary enjoys legal ownership of said securities.
(3) The Wentworth Bancor Trust, of which Mark Dohlen is a beneficiary, enjoys legal ownership of said securities.
(4) The BRF Family Trust, of which Douglas Bolen is a beneficiary, enjoys legal ownership of said securities.
(5) The S. Ross Johnson Family Trust, of which Ross Johnson is a beneficiary enjoys legal ownership of said securities.
(6) Goodwood International Holdings Inc., of which Hartland MacDougall is an owner, enjoys legal ownership of said securities.

CHANGES IN CONTROL
------------------

Management is not aware of any arrangements which may result in a change of control of the issuer.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

I. DIRECTORS AND EXECUTIVE OFFICERS
   --------------------------------

S. ROSS JOHNSON, DIRECTOR AND CHAIR OF THE BOARD
1312 Cleaver Drive
Oakville, Ontario, Canada
L6J 1W4
(905) 845-6896

DOB: April 18, 1929 (Age 70)                 Calgary, Alberta, Canada

S. Ross Johnson, B. Comm., C.L.U.- Director & Chair of the Board

Mr. Johnson brings over 45 years of senior management experience. Mr. Johnson has considerable experience in both large corporations and entrepreneurial enterprises. Mr. Johnson began his career with New York Life in 1952, and was Resident Vice President of New York Life's Canadian operations from 1969 to 1979. Mr. Johnson joined National Life of Canada as Executive Vice President in 1979 and was appointed President and Chief Executive Officer in 1984. He held that position until 1989. He was appointed President of Canadian Operations of Prudential Insurance Company of America in 1991 and held that position until his retirement in 1994. Mr. Johnson was awarded the Canada Award of Business Excellence in 1987. He is currently part of several charitable organizations including being a Board member on both the City of Toronto's Santa Clause Parade and the City's Earth Day. He sits on the Board of Advisors for the School of Business at the University of Toronto, Scarborough Campus. Since 1995, Mr. Johnson has been Chief Executive Officer of People Count Inc., a private consulting company specializing in psychological testing.

Mr. Johnson holds a Bachelor of Commerce from the University of British Columbia in Canada. Mr. Johnson is a Chartered Life Underwriter (C.L.U.).

Mr. Johnson was appointed to the position of Director in January 1999 to serve until his successor has been elected and qualifies.


GRANT JOHNSON, CHIEF EXECUTIVE OFFICER/PRESIDENT AND DIRECTOR
3924 Capilano Road
North Vancouver, British Columbia, Canada
V6B 4J2
(604) 986-0754

DOB: January 23, 1960  (Age 39)              Edmonton, Alberta, Canada

Grant Johnson, B.A. - Chief Executive Officer/President & Director

Mr. Johnson brings over fifteen years of experience in business management. Mr. Johnson has considerable experience in both large corporations and entrepreneurial enterprises and is qualified in the areas of business development, finance, information systems, marketing, and sales. Mr. Johnson was Vice President of Corporate Development for Starnet Communications International Inc., a Delaware corporation, which is a fully reporting issuer on the NASD OTC:BB from 1997 to 1999. From 1996 to 1997, Mr. Johnson was President of G & J Sales Ltd., an independent sales consulting company based in Toronto, Canada. >From 1995 to 1996, Mr. Johnson owned and operated Cable Direct Inc., an electronics company with five offices in Ontario and Eastern Canada. >From 1993 to 1995, Mr. Johnson was the Regional Manager for Ontario for Tee-Com Electronics Inc., an Ontario based Satellite television manufacturer and distributor. Mr. Johnson holds Bachelor of Arts degrees in Economics and History from the University of Western Ontario in Canada.

Mr. Johnson was appointed to the position of Director in January 1999 to serve until his successor has been elected and qualifies.


DOUGLAS N. BOLEN, CORPORATE COUNSEL, SECRETARY AND DIRECTOR
3035 Westgate Ave.
Regina, Saskatchewan, Canada
Canada, S4S 1B4
(306) 585-2501

DOB: August 25, 1965 (Age 34)                Regina, Saskatchewan, Canada

Douglas N. Bolen, B.A., L.L.B. - Corporate Counsel & Secretary & Director.

Mr. Bolen brings over ten years experience in entrepreneurial enterprise. Mr. Bolen received a Bachelor of Arts from the University of Regina, Saskatchewan and his Bachelor of Laws from the University of Saskatchewan. Mr. Bolen is a member in good standing of the Law Society of Saskatchewan, the Regina Bar Association and the Canadian Bar Association. From 1995 to 1999, Mr. Bolen articled and practiced law at Balfour Moss, Barristers and Solicitors, a large Regina, Canada based law firm with a practice concentration in the area of Corporate Commercial law. Mr. Bolen's public company experience stems from his firm's involvement in several public equity and debt offerings which involved raising in excess of $250,000,000. From 1992 to 1995, Mr. Bolen was attending the College of Law at the University of Saskatchewan. Mr. Bolen currently is a Director and officer of IDS Internet Distribution Systems Inc., a Colorado based company which intends to provide jewelry retail services via the Internet.

Mr. Bolen was appointed to the position of Director in January 1999 to serve until his successor has been elected and qualifies.

MARK N. DOHLEN, DIRECTOR
Suite 509 - 1188 Quebec Street
Vancouver, British Columbia, Canada
Canada, V6A 4B3
(604) 806-0106

DOB: May 25, 1960 (Age 39)                   Yorkton, Saskatchewan, Canada

Mark N. Dohlen, B.Admin., M.B.A., L.L.B., F.C.I.S., P.Admin. - Director.

Mr. Dohlen brings over fifteen years of experience in senior management positions. Mr. Dohlen has considerable experience in both large corporations and entrepreneurial enterprises, and has operated as a management consultant to small development stage firms. Mr. Dohlen was President and Director of ISG Consulting Inc., a private consulting firm based in Vancouver, Canada from October 1994 to May 1996. Since May 1996, Mr. Dohlen has been Director and Chief Executive Officer of Starnet Communications International Inc., a Delaware corporation, which is a fully reporting issuer on the NASD OTC:BB. Mr. Dohlen currently is a Director of IDS Internet Distribution Systems Inc., a Colorado based company which intends to provide jewelry retail services via the Internet.

Mr. Dohlen holds a Bachelor of Administration in Finance from the University of Regina, Saskatchewan, a Master of Business Administration in Management Information Systems from Simon Fraser University British Columbia, and a Bachelor of Laws from the University of British Columbia, Canada. Mr. Dohlen is a Fellow of the Chartered Institute of Secretaries (F.C.I.S.) and is a Professional Administrator (P. Admin.). Mr. Dohlen is completing the Certified Management Consultant (C.M.C.) program.

Mr. Dohlen was appointed to the position of Director in January 1999 to serve until his successor has been elected and qualifies.


HARTLAND M. MACDOUGALL, DIRECTOR
Suite 2630, 100 King St. W
PO Box 143
One First Canadian Place
Toronto, Ontario, Canada
M5X 1C7
(416) 369-2303

D.O.B.: January 28, 1931  (Age 68)

Hartland M. MacDougall, CVO, OC - Director

Until his retirement in 1993, Mr. MacDougall held the office of Chair of Royal Trust Company and was previously Vice Chair and Director of the Bank of Montreal, with which he was associated for more than 30 years. He was also Director and deputy chair for the London Insurance Group from 1985 to 1997. He is a graduate of McGill University and of Harvard University and is a Commander of the Royal Victorian Order ("CVO"); an Officer of the Order of Canada ("OC"); Order of the Rising Sun (Gold and Silver Star); Knight Commander of the Order of St. Lazarus of Jerusalem ("KCLJ"); and in 1993 was awarded the Officer of Merit ("OMLJ"). He was the first recipient of the Gabrielle Leger Metal (in 1978), is President of the Westminster Abbey Fund in Canada, Founding Chair of the Japan Society & Heritage Canada, honorary president of the Royal Agricultural Winter Fair, Founding Chair of St. Michael's Hospital Foundation, Bermudiana Foundation of Canada, and has held numerous philanthropic and honorary positions on various corporate boards. Mr. MacDougall is currently a professional investment advisor.

Mr. MacDougall was elected to the position of Director in April 1999 to serve until his successor has been elected and qualifies.

RAYMOND GEORGE HARRIS, DIRECTOR
116 Bartlett Blvd.
Princeton Shores
Box 3331
RR #3
Collingwood, Ontario, Canada
L9Y 3Z2
(705) 445-0521

D.O.B.:  June 24, 1929  (Age 70)

Raymond George Harris, Director

Mr. Harris was a partner with Deloitte & Touche and its predecessor firms from 1955 until his retirement in 1992. He served as a lead client service partner in the firm's Edmonton, Calgary and Toronto offices providing audit, accounting, taxation and business advisory services to clients in a wide variety of businesses including forestry, oil & gas, mining, manufacturing, retail and real estate. In the latter years in the firm, he advanced through the positions of Edmonton Office Managing Partner, National Administrative Partner, Executive Director and finally, Chair of the Firm.

During the period since mid-1996, his consulting activities have included advising on World Bank and other lending agency-financed projects in Indonesia, China, Kazakstan and Kyrgystan. From 1993 to 1996 he was resident in Beijing managing a team of consultants providing advice to the Ministry of Finance of the People's Republic of China on a World Bank-financed project dealing with the establishment of a program of continuing professional education for Chinese Certified Public Accountants and the setting of accounting standards that meet the needs of China's socialist market. He is currently a Member of Board of Trustees and Chairman of the Finance Committee of the Collingwood General and Marine Hospital. Mr. Harris is currently a financial consultant and a corporate director.

Mr. Harris was elected to the position of Director in April 1999 to serve until his successor has been elected and qualifies.


DR. R. DEAN LINDEN, CHAIR OF THE MEDICAL ADVISORY BOARD, DIRECTOR
5413 Pueblo Road
Louisville, Kentucky USA
40207
(502) 897-9404

D.O.B.:  April 13, 1956  (Age 43)            Ottawa, Ontario, Canada

Dr. R. Dean Linden, Ph.D., Chair of the Medical Advisory Board, Director

Dr. Linden is a graduate of Ontario's Queen's University and of the University of Ottawa. His first academic position was at the University of Toronto, from 1985 to 1989, as an Assistant Professor of Neurosurgery. In 1989, he joined the University of Louisville, Division of Neurosurgery, as an Assistant Professor and was promoted to Associate Professor and received his tenure in 1992. He currently holds that position. His expertise is in the development of industrial and university research ideas. He has won several academic awards and honors, has published extensively, and has given more than 100 academic and business presentations.

Dr. Linden has extensive experience as an entrepreneur: in 1992, he founded Neurosafe Inc.; in 1995, he founded the Durable Medical Equipment Company; and, Meridian Home Medical, LLC. In 1998, Dr. Linden collaborated with several colleagues in creating three ventures including a series of Pain and Rehabilitation Centers, an Internet credit reporting company, Healthcheck.net, LLC, and a radiological interpretation company, Premier Medical, LLC.

Dr. Linden was elected to the position of Director in April 1999 to serve until his successor has been elected and qualifies.


II. FAMILY RELATIONSHIPS
    --------------------

There are no family relationships among directors, executive officers or persons nominated or chosen by the Company to become officers or executive officers other than Grant Johnson and S. Ross Johnson. S. Ross Johnson is the father of Grant Johnson.

III. INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS
     ----------------------------------------

The Company is not aware of any material legal proceedings involving any director, director nominee, promoter or control person including criminal convictions, pending criminal matters, pending or concluded administrative or civil proceedings limiting one's participation in the securities or banking industries, or findings of securities or commodities law violations. However, a personal bankruptcy proceeding under Canadian law involving Mark Dohlen concluded in September 1994, with Mr. Dohlen receiving a judicial discharge.


ITEM 6.  EXECUTIVE COMPENSATION

The Company did not pay any compensation to its chief executive officer, any other executive officer nor to any senior employees during its first fiscal year ending February 28, 1999. Currently, the only executive officer receiving salary from the Company is Grant Johnson, Chief Executive Officer, who is receiving a salary of $ 47,520.00 USD per year. Senior employees currently receiving salaries include: Adrian Wesley, Vice President of Operations, $34,320 USD; Wayne Clark, Manager of Marketing, $27,720 USD; and Jomo Green, Manager of Investor Relations, $27,720 USD.

The members of the Company's Board are reimbursed for actual expenses incurred in attending Board meetings. There are no other arrangements for compensation to the Board of Directors' members.

There are no written employment contracts or agreements with any executive officers. Employee salaries are set by the Members of the Board of Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company is not aware of any transactions or proposed transactions in respect of which the Company was or is to be a party, in which any director, executive officer, nominee for election as a director, 5% security holder, member of the immediate family of any of the previously named persons had a direct or indirect interest in the transaction.

ITEM 8.  DESCRIPTION OF SECURITIES

The securities to be registered pursuant to this Form 10-SB are all of the authorized Common Stock of Healthnet International Inc. Holders of the Common Stock are entitled to cast one vote for each share held at all shareholder meetings for all purposes, except that in the election of Directors, each shareholder of Common Stock shall have as many votes for each share held by him as there are directors to be elected and for whose election the shareholder has a right to vote. There are no preemptive rights associated with the securities and no cumulative voting is authorized by the Articles of Incorporation or the By-Laws. The total amount of shares authorized by the Company's Articles of Incorporation is 150,000,000. Of these, 100,000,000 are Common Stock and 50,000,000 are Preferred Stock. There has been no issuance of any Preferred stock. Dividend, voting, conversion rights, liquidation rights and other rights of the Preferred Stock, if any, will be established by the Board of Directors upon issuance.


PART 2

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is no public trading market for the common equity shares of the registrant. If the registrant successfully obtains a listing, as is presently intended by management, the common equity shares will be listed upon the OTC Bulletin Board Service. As of June 15, 1999, there are approximately 19 equity holders of record of the Company's Common Stock. As of June 15, 1999, there are no shares of the Company's Common Stock subject to outstanding options or warrants to purchase or securities convertible into Common Stock of the Company. The number of shares eligible for trading will be all of the Common Stock except that which is owned by management of the Company. The Management of the Company currently owns an aggregate of 6,300,000 shares which can be sold only in compliance with Rule 144. There have been no cash dividends declared since the inception of the Company nor its subsidiaries. There are no restrictions that would limit the ability to pay dividends on common equity or that are likely to do so in the future.


ITEM 2.  LEGAL PROCEEDINGS

The issuer is not a party to any pending legal proceeding nor is its property the subject of any pending legal proceeding.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no disagreements on accounting and financial disclosures from the inception of the Company through to the date of this Registration Statement.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

In January 1999, the Company issued an aggregate of 6,000,000 shares of Common Stock to the initial four Directors of the Company. The certificates representing these shares bear a restrictive legend. These shares were issued under the exemption from registration provided by Section 4(2) of The Securities Act 1933. On February 25, 1999, the Company executed a Form D disclosing that it relied upon Rule 504 in selling 4,500,000 shares of the Common Stock in exchange for an aggregate of $4,500.00 US to nine entities. This offering was done by means of a private placement.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Articles 7(b) and (c) of the Company's Articles of Incorporation read as follows:

                  (b) INDEMNIFICATION. The corporation shall indemnify, to the maximum extent permitted by Colorado law, any person who is or was a director, officer, agent, fiduciary or employee of the corporation against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was a director, officer, agent, fiduciary or employee of the corporation or because he is or was serving another entity or employee benefit plan as a director, officer, partner, trustee, employee, fiduciary or agent at the corporation's request. The corporation shall further have the authority to the maximum extent permitted by Colorado law to purchase and maintain insurance providing such indemnification.

                  (c) LIMITATION ON DIRECTOR'S LIABILITY. No director of this corporation shall have any personal liability for monetary damages to the corporation or its shareholders for breach of his fiduciary duty as a director, except that this provision shall not eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for any breach, act, omission or transaction as to which the Colorado Business Corporation Act (as in effect from time to time) prohibits expressly the elimination or limitation of liability. Nothing contained herein will be construed to deprive any director of his right to all defenses ordinarily available to a director nor will anything herein be construed to deprive any director of any right he may have for contribution from any other director or other person.

In addition, s.7-108-402 of The Colorado Business Corporation Act indicates that the foregoing provisions shall not eliminate or limit the liability of a director to the corporation or to its shareholders for monetary damages for any breach of the director's duty of loyalty to the corporation or to its shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, improper corporate distributions, or any transaction from which the director directly or indirectly derived an improper personal benefit.


PART F/S.  FINANCIAL STATEMENTS

         I. HEALTHNET INTERNATIONAL INC. AUDITED FINANCIAL STATEMENTS, FEBRUARY 28, 1999.

                              FINANCIAL STATEMENTS


                          HEALTHNET INTERNATIONAL INC.
                          (A DEVELOPMENT-STAGE COMPANY)



                                FEBRUARY 28, 1999

                         REPORT OF INDEPENDENT AUDITORS





To the Board of Directors and Shareholders of HEALTHNET INTERNATIONAL INC.
(A DEVELOPMENT-STAGE COMPANY)

We have audited the accompanying balance sheet of HEALTHNET INTERNATIONAL INC. as of February 28, 1999 and the related statements of loss, comprehensive loss, and deficit and cash flows for the period from incorporation on January 21, 1999 to February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthnet International Inc. at February 28, 1999, and the results of its operations and its cash flows for the period from incorporation on January 21, 1999 to February 28, 1999 in conformity with accounting principles generally accepted in the United States.




Vancouver, Canada,
April 7, 1999.                                             Chartered Accountants

HEALTHNET INTERNATIONAL INC.
(A DEVELOPMENT-STAGE COMPANY)

                                  BALANCE SHEET
                           (IN UNITED STATES DOLLARS)

As at February 28


                                                                           1999
                                                                             $
--------------------------------------------------------------------------------

ASSETS
CURRENT
Cash                                                                      9,157
--------------------------------------------------------------------------------
                                                                          9,157
================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities [NOTE 4]                         8,940
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital [NOTE 3]                                                   10,500
Deficit                                                                 (10,283)
--------------------------------------------------------------------------------
                                                                            217
--------------------------------------------------------------------------------
                                                                          9,157
================================================================================

SEE ACCOMPANYING NOTES

HEALTHNET INTERNATIONAL INC.
(A DEVELOPMENT-STAGE COMPANY)

                     STATEMENT OF LOSS, COMPREHENSIVE LOSS,
                                   AND DEFICIT
                           (IN UNITED STATES DOLLARS)






                                                             FOR THE PERIOD FROM
                                                              INCORPORATION ON
                                                              JANUARY 21, 1999
                                                               TO FEBRUARY 28,
                                                                    1999
                                                                      $
--------------------------------------------------------------------------------

EXPENSES
Accounting                                                          6,146
Incorporation costs                                                 2,441
Other fees                                                            672
Wages                                                               1,024
--------------------------------------------------------------------------------
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD
   AND DEFICIT, END OF PERIOD                                      10,283
================================================================================

LOSS PER COMMON SHARE                                                0.00
================================================================================

SEE ACCOMPANYING NOTES

HEALTHNET INTERNATIONAL INC.
(A DEVELOPMENT-STAGE COMPANY)

                             STATEMENT OF CASH FLOWS
                           (IN UNITED STATES DOLLARS)






                                                             FOR THE PERIOD FROM
                                                              INCORPORATION ON
                                                              JANUARY 21, 1999
                                                               TO FEBRUARY 28,
                                                                    1999
                                                                      $
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the period                                               (10,283)
Increase in accounts payable and accrued liabilities                8,940
--------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                                  (1,343)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of share capital                                          10,500
--------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                              10,500
--------------------------------------------------------------------------------

INCREASE IN CASH DURING THE PERIOD                                  9,157
Cash, beginning of period                                              --
--------------------------------------------------------------------------------
CASH, END OF PERIOD                                                 9,157
================================================================================

SEE ACCOMPANYING NOTES

1.  NATURE OF BUSINESS

Healthnet International Inc. (the "Company") was incorporated on January 21, 1999 in the State of Colorado and is currently in the development stage.

The Company intends to establish itself as an online retailer of health products and other health-related products. The Company's proposed online store intends to offer broad selection, informative content, easy-to-use navigation and search capabilities, a high level of customer service, competitive pricing and personalized merchandising and recommendations.


2.  SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared in accordance with generally accepted accounting principles in the United States. The following is a summary of the significant accounting policies used in the preparation of these financial statements.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from these estimates.

FINANCIAL INSTRUMENTS

The carrying values of the Company's financial instruments approximate fair values, except as otherwise disclosed in the financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board has issued SFAS133 `Accounting for derivative instruments and hedging activities'. SFAS133 is effective for financial statements for fiscal years beginning after June 15, 1999.

SFAS133 currently has no impact on the Company.

2.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

TRANSLATION OF FOREIGN CURRENCIES

Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the year end rates of exchange. Foreign currency revenue and expense items are translated at average monthly rates of exchange. Exchange gains or losses are included in the statements of loss, comprehensive loss, and deficit.

INCORPORATION COSTS

Incorporation costs are expensed as incurred as required in SOP 98-5, "Reporting on the Costs of Start-Up Activities".


3.  SHARE CAPITAL
                                                                           1999
                                                                             $
--------------------------------------------------------------------------------

AUTHORIZED
   100,000,000 common shares, par value $0.001
    50,000,000 preferred shares, par value $0.001

ISSUED
    10,500,000 common shares                                             10,500
================================================================================

At February 28, 1999, 1,000,000 common shares were reserved for issuance pursuant to exercise of stock options to be granted to the directors and officers of the Company.


4.  RELATED PARTY TRANSACTIONS

Accounts payable and accrued liabilities at February 28 include $250 due to Mark Dohlen, a director and shareholder. The balance payable to the related party is non-interest bearing and is repayable on demand.

5.  SUBSEQUENT EVENTS

On March 8, 1999, the Company incorporated a 100% owned subsidiary company, Healthnet U.S.A. Inc., incorporated in the State of Nevada. This subsidiary is intended to function as the operating company for the United States market.


6.  YEAR 2000 ISSUE (UNAUDITED)

Like other companies, financial and business organizations and individuals around the world, the Company could be adversely affected if the computer systems it uses and those used by the Company's suppliers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 issue".

Management will monitor the status of and its exposure to this issue. For the period ended February 28, 1999, the Company incurred no Year 2000 related costs and does not expect to incur significant Year 2000 costs.


         II. HEALTHNET INTERNATIONAL INC. CONSOLIDATED FINANCIAL STATEMENTS, MAY 31, 1999;

                              FINANCIAL STATEMENTS


                          HEALTHNET INTERNATIONAL INC.



                                  MAY 31, 1999

HEALTHNET INTERNATIONAL INC.


                                  BALANCE SHEET
                           (IN UNITED STATES DOLLARS)
                                   UNAUDITED

As at May 31




                                                                         1999
                                                                           $
--------------------------------------------------------------------------------

ASSETS
CURRENT
Cash                                                                    201,092
Prepaid Expenses                                                          4,826

                                                                        205,918
--------------------------------------------------------------------------------

CAPITAL ASSETS                                                          246,202
--------------------------------------------------------------------------------

                                                                        452,120
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                                  4,897
Note Payable                                                            500,000
--------------------------------------------------------------------------------
                                                                        504,897

SHAREHOLDERS' EQUITY
Share capital                                                            10,500
Deficit                                                                 (63,277)
--------------------------------------------------------------------------------
                                                                        (52,777)
--------------------------------------------------------------------------------

                                                                        452,120
================================================================================

HEALTHNET INTERNATIONAL INC.

                     STATEMENT OF LOSS, COMPREHENSIVE LOSS,
                                   AND DEFICIT
                           (IN UNITED STATES DOLLARS)
                                   UNAUDITED





                                                                 FOR THE QUARTER
                                                                   ENDED MAY 31,
                                                                       1999
                                                                         $
--------------------------------------------------------------------------------

EXPENSES
Accounting and legal                                                     240
Amortization                                                          13,855
Advertising                                                               64
Incorporation costs                                                      573
Foreign exchange loss                                                  1,402
General and administrative                                            17,966
Salaries                                                              17,493
Telecommunications                                                     1,401
--------------------------------------------------------------------------------
Loss for the period                                                   52,994

ACCUMULATED DEFICIT, BEGINNING OF PERIOD                              10,283
================================================================================

ACCUMULATED DEFICIT, END OF PERIOD                                    63,277
================================================================================

LOSS PER COMMON SHARE                                                   0.01
================================================================================

HEALTHNET INTERNATIONAL INC.

                             STATEMENT OF CASH FLOWS
                           (IN UNITED STATES DOLLARS)
                                   UNAUDITED





                                                                 FOR THE QUARTER
                                                                   ENDED MAY 31,
                                                                       1999
                                                                         $
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the period                                                  (52,994)
Amortization                                                          13,855
Increase in prepaid expenses                                          (4,826)
Decrease in accounts payable and accrued liabilities                  (4,043)
--------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                                    (48,008)
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to capital assets                                         (260,057)
--------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                                   (260,057)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in promissory notes                                         500,000
--------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                                500,000
--------------------------------------------------------------------------------


INCREASE IN CASH DURING THE PERIOD                                   191,935
Cash, beginning of period                                              9,157
--------------------------------------------------------------------------------
Cash, end of period                                                  201,092
================================================================================

PART III.  INDEX TO EXHIBITS
                                                                        Page No.

2.       (i)      Articles of Incorporation                             27
         (ii)     Bylaws                                                31

6.       Material Contracts
         (i)      Webcast Systems Inc.                                  55




SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                          Healthnet International Inc.
                                  (Registrant)

Date:    June 27, 1999


                                    /s/  "Grant R. Johnson"
                           -----------------------------------------------------
                          Grant R. Johnson, Chief Executive Officer and Director

Date:    June 27, 1999


                                    /s/  "Douglas N. Bolen"
                     -----------------------------------------------------------
                     Douglas N. Bolen, Corporate Counsel, Secretary and Director